Exhibit 12.1

Shore Bancshares, Inc.
Statement Regarding Computation of Ratios of Earnings to Fixed Charges
(Dollars in thousands)

Including interest on deposits
	Nine months ended
	September 30,	Years ended December 31,
	2008	2007	2006	2005	2004	2003

Earnings:
Add:
Pretax income	$14,812	$21,452	$21,708	$20,742	$16,039	$14,762
Fixed charges	16,777	24,105	19,074	11,899	9,010	9,743
Amortization of capitalized interest	-	-	-	-	-	-
Subtract:
Capitalized interest	-	-	-	-	-	-
Total earnings	$31,589	$45,557	$40,782	$32,641	$25,049	$24,505

Fixed charges:
Interest expense	$16,777	$24,105	$19,074	$11,899	$9,010	$9,743
Interest capitalized	-	-	-	-	-	-
Debt premium/discounts	-	-	-	-	-	-
Estimated interest with rent expense	-	-	-	-	-	-
Preferred dividend requirements	-	-	-	-	-	-
Total fixed charges	$16,777	$24,105	$19,074	$11,899	$9,010	$9,743

Ratio of Earnings to Fixed Charges	1.88	1.89	2.14	2.74	2.78	2.52

Excluding interest on deposits
	Nine months ended
	September 30,	Years ended December 31,
	2008	2007	2006	2005	2004	2003

Earnings:
Add:
Pretax income	$14,812	$21,452	$21,708	$20,742	$16,039	$14,762
Fixed charges	1,482	2,412	1,946	796	468	430
Amortization of capitalized interest	-	-	-	-	-	-
Subtract:
Capitalized interest	-	-	-	-	-	-
Total earnings	$16,294	$23,864	$23,654	$21,538	$16,507	$15,192

Fixed charges:
Interest expense	$16,777	$24,105	$19,074	$11,899	$9,010	$9,743
Less: deposit interest	(15,295)	(21,693)	(17,128)	(11,103)	(8,542)	(9,313)
Interest capitalized	-	-	-	-	-	-
Debt premium/discounts	-	-	-	-	-	-
Estimated interest with rent expense	-	-	-	-	-	-
Preferred dividend requirements	-	-	-	-	-	-
Total fixed charges	$1,482	$2,412	$1,946	$796	$468	$430

Ratio of Earnings to Fixed Charges	10.99	9.89	12.16	27.06	35.27	35.33